One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 275 8374 Fax www.dechert.com
CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

July 10, 2024

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment Nos. 640 and 641 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Lauren Vineyard and me during a telephonic discussion on June 17, 2024 with respect to your review of Post-Effective Amendment Nos. 640 and 641 (the “Amendments”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 3, 2024. The Amendments were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Ultra Short Municipal Income ETF, Goldman Sachs California Dynamic Municipal Income ETF, Goldman Sachs New York Dynamic Municipal Income ETF, and Goldman Sachs Municipal Income ETF, each a new series of the Registrant (each a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

GS ETF Trust PEA No. 640

Prospectus

1.	Comment: With respect to the “Summary—Fees and Expenses of the Fund” and “Summary—Expense Example” sections, please include complete fees and expenses table and expense example.

Response: The Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table are attached hereto as Exhibit A.

2.

Comment: With respect to the second paragraph of the “Summary – Principal Investment Strategies” section, please disclose whether there are any limits on the credit quality of the fixed income securities in which the Fund may invest.

Response: The Registrant hereby confirms that the Fund will generally focus its investments in securities of investment grade issuers. The Registrant has revised the Fund’s disclosure to reflect this comment.

3.

Comment: With respect to the third paragraph of the “Summary – Principal Investment Strategies” section, please note that the Fund should look through a private activity municipal debt security, whose principal interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: The Registrant so acknowledges that, to the extent practicable, the Fund will look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy.

4.

Comment: With respect to the third paragraph of the “Summary – Principal Investment Strategies” section, please clarify the type(s) of fixed income investments to which the Fund may obtain exposure through investments in investment companies.

Response: The Registrant has revised the disclosure as follows:

“The Fund may also seek to obtain exposure to fixed income investments, such as municipal bonds and U.S. government securities, through investments in affiliated or unaffiliated investment companies, including exchange-traded funds (“ETFs”).”

5.

Comment: Please indicate whether “Acquired Fund Fees and Expenses” should be included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies. If the Fund’s acquired fund fees and expenses exceed 0.01% of average net assets of the Fund, please include this as a line item in the “Annual Fund Operating Expenses” table as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrant hereby confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first fiscal year, and therefore disclosure of acquired fund fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

SAI

6.

Comment: The “Investment Restrictions—Fundamental Investment Restrictions” section of the Statement of Additional Information states, “one or more issuers conducting their principal business activities in the same industry. . .”. Please add “or group of industries” after “same industry” under Section 8(b)(1) of the Investment Company Act of 1940.

Response: The Fund’s concentration policy states that “[t]he Fund may not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

GS ETF Trust PEA No. 641

Prospectus

7.	Comment: With respect to the “Summary—Fees and Expenses of the Fund” and “Summary—Expense Example” sections for each Fund, please include a complete fees and expenses table and expense example.

Response: Each Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table are attached hereto as Exhibit B.

8.

Comment: With respect to the third paragraph of the “Summary – Principal Investment Strategies” section for each Fund, please note that the Fund should look through a private activity municipal debt security, whose principal interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: The Registrant so acknowledges that, to the extent practicable, the Fund will look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy.

9.

Comment: With respect to the third paragraph of the “Summary – Principal Investment Strategies” section for each Fund, please clarify the type(s) of fixed income investments to which the Fund may obtain exposure through investments in investment companies.

Response: The Registrant has revised the disclosure as follows:

“The Fund may also seek to obtain exposure to fixed income investments, such as municipal bonds and U.S. government securities, through investments in affiliated or unaffiliated investment companies, including exchange-traded funds (“ETFs”).”

10.

Comment: Please indicate whether “Acquired Fund Fees and Expenses” should be included as a separate line item in each Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies. If a Fund’s acquired fund fees and expenses exceed 0.01% of average net assets of the Fund, please include this as a line item in the “Annual Fund Operating Expenses” table as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrant hereby confirms that each Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first fiscal year, and therefore disclosure of acquired fund fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

11.

Comment: With respect to the first two sentences of the sixth paragraph of the Goldman Sachs Municipal Income ETF’s “Summary – Principal Investment Strategies” section, please include the completed sentence with the response.

Response: The disclosure referenced above has been revised as follows:

“Under normal interest rate conditions, the Fund’s duration is expected to range between three and six years. (Historically, over the last five years, the duration of the Bloomberg Municipal Bond 1-15 Year Blend Index has been between approximately 4.16 and 5.00 years.)”

SAI

12.

Comment: The “Investment Restrictions—Fundamental Investment Restrictions” section of the Statement of Additional Information states, “one or more issuers conducting their principal business activities in the same industry. . .”. Please add “or group of industries” after “same industry” under Section 8(b)(1) of the Investment Company Act of 1940.

Response: The Fund’s concentration policy states that “[t]he Fund may not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver

Catherine Fauver

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Goldman Sachs Ultra Short Municipal Income ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.16%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.16%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$16	$52

Exhibit B

Goldman Sachs Dynamic California Municipal Income ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.35%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$36	$113

Goldman Sachs Dynamic New York Municipal Income ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.35%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$36	$113

Goldman Sachs Municipal Income ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.18%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.18%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$18	$58